                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                        Investment Technology Group, Inc.
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                    46145F105
                                 (CUSIP Number)

                      D. E. Shaw Laminar Portfolios, L.L.C.
                           Attn: Compliance Department
                           120 West Forty-Fifth Street
                               Floor 39, Tower 45
                               New York, NY 10036
                                  212-478-0000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 10, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 46145F105
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     D. E. Shaw Laminar Portfolios, L.L.C.
     FEIN 01-0577802
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     WC
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     or 2(e)                                                                 [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
                    -0-
  NUMBER OF    -----------------------------------------------------------------
   SHARES       8   SHARED VOTING POWER
BENEFICIALLY        3,430,418
  OWNED BY     -----------------------------------------------------------------
    EACH        9   SOLE DISPOSITIVE POWER
  REPORTING         -0-
 PERSON WITH   -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    3,430,418
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,430,418
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (SEE INSTRUCTIONS)                                               [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 46145F105
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     D. E. Shaw Synoptic Portfolios 2, L.L.C.
     FEIN 20-4229475
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     WC
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     or 2(e)                                                                 [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
                    -0-
  NUMBER OF    -----------------------------------------------------------------
   SHARES       8   SHARED VOTING POWER
BENEFICIALLY        157
  OWNED BY     -----------------------------------------------------------------
    EACH        9   SOLE DISPOSITIVE POWER
  REPORTING         -0-
 PERSON WITH   -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    157
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     157
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (SEE INSTRUCTIONS)                                               [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 46145F105
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     D. E. Shaw & Co., L.L.C.
     FEIN 13-3799946
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     AF
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     or 2(e)                                                                 [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
                    -0-
  NUMBER OF    -----------------------------------------------------------------
   SHARES       8   SHARED VOTING POWER
BENEFICIALLY        3,430,575
  OWNED BY     -----------------------------------------------------------------
    EACH        9   SOLE DISPOSITIVE POWER
  REPORTING         -0-
 PERSON WITH   -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    3,430,575
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,430,575
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (SEE INSTRUCTIONS)                                               [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 46145F105
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     D. E. Shaw & Co., L.P.
     FEIN 13-3695715
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     AF
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     or 2(e)                                                                 [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
                    -0-
  NUMBER OF    -----------------------------------------------------------------
   SHARES       8   SHARED VOTING POWER
BENEFICIALLY        3,430,575
  OWNED BY     -----------------------------------------------------------------
    EACH        9   SOLE DISPOSITIVE POWER
  REPORTING         -0-
 PERSON WITH   -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    3,430,575
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,430,575
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (SEE INSTRUCTIONS)                                               [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IA, PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 46145F105
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     David E. Shaw
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     AF
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     or 2(e)                                                                 [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
                    -0-
  NUMBER OF    -----------------------------------------------------------------
   SHARES       8   SHARED VOTING POWER
BENEFICIALLY        3,430,575
  OWNED BY     -----------------------------------------------------------------
    EACH        9   SOLE DISPOSITIVE POWER
  REPORTING         -0-
 PERSON WITH   -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    3,430,575
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,430,575
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (SEE INSTRUCTIONS)                                               [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

                         AMENDMENT NO. 1 TO SCHEDULE 13D

     This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on June 12, 2007 (the "Schedule 13D"). Capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby supplemented as follows:

In acquiring 702,550 additional Common Shares owned by Laminar, Laminar expended approximately $28,492,512 (excluding commissions) of its working capital.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby supplemented as follows:

In order to retain its flexibility to increase its holdings of Common Stock in the Issuer, D. E. Shaw Composite International Fund (the controlling entity of Laminar for purposes of premerger notification to the Federal Trade Commission) filed a Premerger Notification and Report Form (FTC Form C4) with the Federal Trade Commission under the Hart Scott Rodino Antitrust Improvements Act of 1976 (the "HSR Act") on August 2, 2007, and requested early termination of the waiting period pursuant to the HSR Act. On September 4, 2007, the Premerger Notification Office verbally granted early termination of the HSR Act waiting period. As a result of the expiration of the waiting period under the HSR Act, the Reporting Persons are permitted under the HSR Act to purchase additional shares of Common Stock such that the Reporting Persons could hold up to $500 million (subject to adjustment from time to time in accordance with the HSR Act, with the current threshold being $597.9 million) in total market value of Common Stock of the Issuer at the time of any such purchase.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby replaced as follows:

(a), (b) Based upon the Issuer's Form 10-Q, filed with the Securities and Exchange Commission on August 9, 2007, there were 44,408,018 Common Shares issued and outstanding as of August 1, 2007. On June 12, 2007, Laminar beneficially owned 2,727,868 Common Shares, which represented approximately 6.1% of the outstanding Common Shares. The 3,430,418 Common Shares beneficially owned by Laminar at the time of this filing's submission (due to additional acquisitions since June 12, 2007) (the "Laminar Shares") represent approximately 7.7% of the Common Shares issued and outstanding. The 157 Common Shares beneficially owned by Synoptic (the "Synoptic Shares") represent approximately 0.000004% of the Common Shares issued and outstanding. Laminar has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Laminar Shares. Synoptic has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Synoptic Shares.

DESCO LP, as Laminar and Synoptic's investment adviser, and DESCO LLC, as Laminar and Synoptic's managing member, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Laminar Shares and the Synoptic Shares. As managing member of DESCO LLC, DESCO II, Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Laminar Shares and the Synoptic Shares. As general partner of DESCO LP, DESCO, Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Laminar Shares and the Synoptic Shares. None of DESCO LP, DESCO LLC, DESCO, Inc., or DESCO II, Inc., owns any Common Shares directly, and each such entity disclaims beneficial ownership of the Laminar Shares and the Synoptic Shares.


David E. Shaw does not own any Common Shares directly. By virtue of David E. Shaw's position as president and sole shareholder of DESCO, Inc., which is the general partner of DESCO LP, and by virtue of David E. Shaw's position as president and sole shareholder of DESCO II, Inc., which is the managing member of DESCO LLC, David E. Shaw may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Laminar Shares and the Synoptic Shares and, therefore, David E. Shaw may be deemed to be the indirect beneficial owner of the Laminar Shares and the Synoptic Shares. David E. Shaw disclaims beneficial ownership of the Laminar Shares and the Synoptic Shares.

As of the date hereof, neither any Reporting Person nor, to the best knowledge of any Reporting Person, any of the persons set forth in Item 2 owns any Common Shares other than the Laminar Shares and the Synoptic Shares.

(c) The trading dates, number of Common Shares purchased or sold and the price per share for all transactions by the Reporting Persons in the Common Shares within the last 60 days, which were all brokered transactions, are set forth below:

                     NUMBER OF SHARES
NAME        DATE     PURCHASED/(SOLD)    PRICE
----      -------   -----------------   ------
Laminar    9/5/07          1,739        $ 40.7
Laminar    9/5/07          2,300        $40.72
Laminar    9/5/07            200        $40.73
Laminar    9/5/07          3,346        $40.76
Laminar    9/5/07          1,500        $40.77

Laminar    9/5/07            900        $40.79
Laminar    9/5/07          1,154        $ 40.8
Laminar    9/5/07          1,100        $40.81
Laminar    9/5/07          3,000        $40.83
Laminar    9/5/07          3,100        $40.85
Laminar    9/5/07          4,000        $40.86
Laminar    9/5/07          2,000        $40.87
Laminar    9/5/07          1,700        $40.88
Laminar    9/5/07          5,673        $40.89
Laminar    9/5/07         36,978        $ 40.9
Laminar    9/5/07          7,436        $40.91
Laminar    9/5/07         11,183        $40.92
Laminar    9/5/07          5,956        $40.93
Laminar    9/5/07          4,583        $40.94
Laminar    9/5/07         24,272        $40.95
Laminar    9/5/07         (3,400)       $40.98
Laminar    9/5/07         (7,300)       $40.99
Laminar    9/6/07            200        $40.07
Laminar    9/6/07          1,057        $40.08
Laminar    9/6/07          2,400        $40.09
Laminar    9/6/07            919        $ 40.1
Laminar    9/6/07            500        $40.11
Laminar    9/6/07          2,044        $40.12
Laminar    9/6/07            700        $40.13

Laminar    9/6/07            763        $40.14
Laminar    9/6/07          3,414        $40.15
Laminar    9/6/07          4,000        $40.16
Laminar    9/6/07          1,036        $40.17
Laminar    9/6/07          1,000        $40.18
Laminar    9/6/07          2,745        $40.19
Laminar    9/6/07          1,400        $ 40.2
Laminar    9/6/07          4,500        $40.21
Laminar    9/6/07          1,500        $40.22
Laminar    9/6/07          3,054        $40.23
Laminar    9/6/07          3,500        $40.24
Laminar    9/6/07         10,072        $40.25
Laminar    9/6/07          2,028        $40.26
Laminar    9/6/07          3,400        $40.27
Laminar    9/6/07            946        $40.28
Laminar    9/6/07          2,258        $40.29
Laminar    9/6/07          2,000        $ 40.3
Laminar    9/6/07            600        $40.31
Laminar    9/6/07            600        $40.32
Laminar    9/6/07          3,800        $40.33
Laminar    9/6/07          1,000        $40.34
Laminar    9/6/07          5,600        $40.35
Laminar    9/6/07          2,700        $40.36
Laminar    9/6/07          3,600        $40.37

Laminar    9/6/07          7,500        $40.38
Laminar    9/6/07          1,800        $40.39
Laminar    9/6/07         12,551        $ 40.4
Laminar    9/6/07         13,399        $40.41
Laminar    9/6/07         12,194        $40.42
Laminar    9/6/07            200        $40.43
Laminar    9/6/07          4,200        $40.44
Laminar    9/6/07          4,500        $40.45
Laminar    9/6/07            900        $40.46
Laminar    9/6/07          1,100        $40.47
Laminar    9/6/07             15        $40.48
Laminar    9/6/07            800        $40.51
Laminar    9/6/07          1,985        $40.52
Laminar    9/6/07          1,900        $40.56
Laminar    9/6/07            500        $40.63
Laminar    9/6/07            100        $40.64
Laminar    9/6/07            200        $40.65
Laminar    9/6/07          1,000        $40.68
Laminar    9/6/07          1,900        $40.69
Laminar    9/6/07          2,700        $ 40.7
Laminar    9/6/07            300        $40.85
Laminar    9/6/07            400        $40.86
Laminar    9/6/07          1,300        $40.88
Laminar    9/6/07            500        $40.89

Laminar    9/6/07          1,700        $ 40.9
Laminar    9/6/07            800        $40.91
Laminar    9/6/07          1,200        $40.92
Laminar    9/6/07            300        $40.93
Laminar    9/6/07            400        $40.94
Laminar    9/6/07          2,600        $40.95
Laminar    9/6/07          2,000        $40.96
Laminar    9/6/07          4,900        $40.97
Laminar    9/6/07            800        $40.98
Laminar    9/6/07            300        $40.99
Laminar    9/6/07         10,700        $   41
Laminar    9/6/07           (400)       $41.01
Laminar    9/7/07            100        $39.95
Laminar    9/7/07            392        $39.96
Laminar    9/7/07          1,292        $39.97
Laminar    9/7/07            600        $39.98
Laminar    9/7/07          1,408        $39.99
Laminar    9/7/07          1,608        $   40
Laminar    9/7/07            200        $40.01
Laminar    9/7/07          3,200        $40.02
Laminar    9/7/07          1,600        $40.03
Laminar    9/7/07          1,317        $40.04
Laminar    9/7/07            217        $40.05
Laminar    9/7/07            100        $40.06

Laminar    9/7/07          1,700        $40.09
Laminar    9/7/07          2,719        $ 40.1
Laminar    9/7/07          1,964        $40.11
Laminar    9/7/07          2,283        $40.14
Laminar    9/7/07          1,300        $40.15
Laminar    9/7/07            700        $40.16
Laminar    9/7/07          1,300        $40.39
Laminar    9/7/07            100        $40.43
Laminar    9/7/07            700        $40.44
Laminar    9/7/07            400        $40.45
Laminar    9/7/07          1,700        $40.46
Laminar    9/7/07          1,100        $40.47
Laminar    9/7/07            300        $40.48
Laminar    9/7/07          5,700        $40.49
Laminar    9/7/07        124,000        $40.50
Laminar   9/10/07         27,300        $40.32
Laminar   9/10/07          1,700        $40.33
Laminar   9/10/07            300        $40.34
Laminar   9/10/07            200        $40.35
Laminar   9/10/07            400        $40.38
Laminar   9/10/07            400        $40.39
Laminar   9/10/07            900        $ 40.4
Laminar   9/10/07            600        $40.44
Laminar   9/10/07            100        $40.45

Laminar   9/10/07            100        $40.46
Laminar   9/10/07            800        $40.48
Laminar   9/10/07          1,400        $40.49
Laminar   9/10/07          2,350        $ 40.5
Laminar   9/10/07            700        $40.51
Laminar   9/10/07            200        $40.52
Laminar   9/10/07            200        $40.54
Laminar   9/10/07          1,100        $40.56
Laminar   9/10/07        223,800        $ 40.6

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated February 24, 2004.

Exhibit 2 Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co. II, Inc., in favor of the signatories hereto, among others, dated February 24, 2004.

                                   SIGNATURES

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct. Powers of Attorney, dated February 24, 2004, granted by David E. Shaw in favor of Anne Dinning, Julius Gaudio, Lou Salkind, Stuart Steckler and Eric Wepsic are attached hereto as Exhibit 1 and Exhibit 2 and incorporated herein by reference.

Dated: September 12, 2007

                                        D. E. SHAW LAMINAR PORTFOLIOS, L.L.C.
                                        By: D. E. SHAW & CO., L.L.C., as
                                        Managing Member


                                        By: /s/ Eric Wepsic
                                            ------------------------------------
                                        Name: Eric Wepsic
                                        Title: Managing Director


                                        D. E. SHAW SYNOPTIC PORTFOLIOS 2, L.L.C.
                                        By: D. E. SHAW & CO., L.L.C., as
                                        Managing Member


                                        By: /s/ Eric Wepsic
                                            ------------------------------------
                                        Name: Eric Wepsic
                                        Title: Managing Director


                                        D. E. SHAW & Co., L.L.C.


                                        By: /s/ Eric Wepsic
                                            ------------------------------------
                                        Name: Eric Wepsic
                                        Title: Managing Director


                                        D. E. SHAW & Co., L.P.


                                        By: /s/ Eric Wepsic
                                            ------------------------------------
                                        Name: Eric Wepsic
                                        Title: Managing Director


                                        DAVID E. SHAW


                                        By: /s/ Eric Wepsic
                                            ------------------------------------
                                        Name: Eric Wepsic
                                        Title: Attorney-in-Fact for
                                               David E. Shaw